September 29, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:          Ms. Rolaine Bankcroft

Re:  U.S. Energy Initiatives Corporation
Preliminary Information Statement on Schedule 14C filed September 20, 2006
(File No. 000-51789)

Dear Ms. Bankcroft:

In response to your telephone conversation which took place on September 27, 2006 between you and Eric Pinero, Esq. of Sichenzia Ross Friedman Ference LLP, securities counsel to U.S. Energy Initiatives Corporation (the "Company"), on behalf of the Company please accept this letter as the Company’s response to the comments of the Commission with respect to the above referenced filing.

Reverse Stock Split, page 6

1.
Based upon your disclosure that the increase in the number of authorized but unissued shares of common stock would enable the Company, without further stockholder approval, to issue shares from time to time as may be required for proper business purposes, including acquisitions of businesses and assets, please clarify whether the Company is aware of any plans, proposals, or arrangements by the Company with respect to the acquisition of business and assets.

Response:

We have revised the information statement under the heading “Reverse Stock Split” on page 6 to disclose that there are currently no plans, proposals or arrangements by the Company to use the additional authorized shares of common stock for the purpose of acquisitions of businesses and assets.

2.	Please revise your disclosure to clarify whether the reverse stock split will have a “going private” effect.

Response:

We have revised the information statement under the heading “Reverse Stock Split” on page 7 to disclose that the reverse split will not have a “going private” effect.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, /s/ Eric A. Pinero Eric A. Pinero